SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

German American Bancorp
(Name of Subject Company (Issuer))

German American Bancorp (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, No Par Value
(and associated preferred share purchase rights)
(Title of Class of Securities)

373865104
(CUSIP Number of Class of Securities)

Mark A. Schroeder
President and Chief Executive Officer
German American Bancorp
711 Main Street
Jasper, Indiana 47546
(812) 482-1314
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Mark B. Barnes, Esq.
Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282
(317) 236-2456

CALCULATION OF FILING FEE

Transaction Valuation* $20,000,000	Amount of Filing Fee* $1,840

*
Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11, of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 common shares of German American Bancorp at the tender offer purcase price of $20.00 per share in cash.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

[ ]
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[ X ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the Offer of German American Bancorp, an Indiana corporation, to purchase up to 1,000,000 of its common shares, no par value, and associated preferred share purchase rights, or such lesser number of shares as are validly tendered and not properly withdrawn. German American Bancorp is offering to purchase these shares at a price of $20.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase, filed herewith as Exhibit (a)1(i), and the Letter of Transmittal, filed herewith as Exhibit (a)(1)(ii), is hereby incorporated by reference in response to all the items of this Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

         The information under the heading “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)         The name of the subject company is German American Bancorp (the "Company"). The address and telephone number of its principal executive offices are: 711 Main Street, Jasper, Indiana 47546, (812) 482-1314.

        (b)         The subject securities are common shares, no par value, of the Company, and associated preferred share purchase rights (which rights were also designated as the “preferred stock purchase rights” on the cover page of the Company’s Form 8-A registration statement with respect to such rights filed May 15, 2000). The number of common shares, no par value, that were outstanding as of January 31, 2003 is 11,460,662.

        (c)         Information about the trading market and price of the subject securities under Section 8 (“Share, Trading Price and Dividend Information”) of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)         The name, business address and telephone number of the Company, the person filing this Schedule TO, are set forth in Item 2(a) above, which information is incorporated herein by reference. The Company is the subject company. The names and business addresses of each director and executive officer of the Company set forth in Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) of the Offer to Purchase are incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)
Information about the terms of the transaction under “Summary,” Section 1 (“Number of Shares; Priority of Purchases; Odd Lots; Proration”), Section 2 (“Procedure for Tendering Shares”), Section 3 (Recent Developments; Purpose of the Offer; Certain Effects of the Offer”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of the Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Certain Conditions of the Offer”), Section 11 (“Source and Amount of Funds), Section 13 (“Material Federal Income Tax Consequences”), Section 14 (“Effect of Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934”), Section 16 (“Cancellation, Extension, Termination and Amendment”, and Section 17 (“Fees and Expenses”), of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)
Information about whether any securities are to be purchased from any officer, director or affiliate of the Company under Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)
Information under Section 9 (“Information about German American Bancorp – Agreements Regarding our Securities”) and Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)	The information about the purpose of the transaction under Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b)
The information regarding the whether the securities acquired in the transaction will be retained, retired, held in treasury, or otherwise disposed of that is included in the last paragraph of Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c)
The information about plans or proposals under Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”); Section 9 (“Information About German American Bancorp”) and Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	The information under Section 11 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

(d)	The information under Section 11 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)	The information under Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) is incorporated herein by reference.

(b)	The information under Section 12 (“Recent Transactions in our Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

         The information under Section 17 (“Fees and Expenses”) and Section 19 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

(a)-(b)
Not applicable. The consideration in the offer consists solely of cash. The offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

(a)
The information under Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) and Section 15 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

         The following exhibits are submitted herewith:

99(a)(1)(i)	Offer to Purchase dated February 7, 2003.
99(a)(1)(ii)	Letter of Transmittal.
99(a)(1)(iii)	Notice of Guaranteed Delivery.
99(a)(1)(iv)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
99(a)(1)(v)	Form of Question-and-Answer Brochure.
99(a)(5)(i)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
99(a)(5)(ii)	Form of letter to shareholders dated February 7, 2003 from the President and Chief Executive Officer of German American Bancorp.
99(a)(5)(iii)	Form of Guidelines for Substitute Form W-9.
99(a)(5)(iv)	Press Release of German American Bancorp dated January 30, 2003.*
99(a)(5)(v)	Press Release of German American Bancorp dated January 30, 2003.*
99(a)(5)(vi)	Press Release of German American Bancorp dated February 7, 2003.
99(b)(1)	Commitment Letter issued by Bank One, N.A. dated January 29, 2003.
99(d)(1)	Rights Agreement dated April 27, 2000 is incorporated by reference to Exhibit 4.01 to German American Bancorp's Current Report on Form 8-K filed May 5, 2000.
99(d)(2)	1992 Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.1 to German American Bancorp's Registration Statement on Form S-4 filed October 14, 1998.
99(d)(3)	1999 Long-Term Equity Incentive Plan is incorporated herein by reference from Appendix A to German American Bancorp's definitive proxy statement for its 1999 annual meeting filed March 26, 1999.
99(d)(4)	Dividend Reinvestment And Direct Share Purchase Plan is incorporated herein by reference from German American Bancorp’s Registration Statement on Form S-3 filed April 26, 2000.
99(d)(5)	1999 Employee Stock Purchase Plan is incorporated herein by reference from Appendix B to German American Bancorp’s definitive proxy statement for its 1999 annual meeting filed March 26, 1999.
(g)	None.
(h)	None.

         * Previously filed on Schedule TO filed on January 30, 2003.

Item 13.    Information Required by Schedule 13E-3.

         Not applicable.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2003

GERMAN AMERICAN BANCORP By: /s/ Mark A. Schroeder
Mark A. Schroeder President and Chief Executive Officer